UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38722

ORCHARD THERAPEUTICS PLC

(Translation of registrant’s name into English)

108 Cannon Street

London EC4N 6EU

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 18, 2019, Orchard Therapeutics plc issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1 to this Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-234439) and Form S-8 (File No. 333-230432) of Orchard Therapeutics plc and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.

EXHIBITS

Exhibit	Description

99.1	Press Release dated November 18, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCHARD THERAPEUTICS PLC

Date: November 18, 2019	By:	/s/ Frank E. Thomas
Frank E. Thomas Chief Financial Officer